UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
(Amendment No. 1)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                     to
Commission file number: 000-49733
A.	Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
(Full title of the plan)
Same as below

(Address of the plan, if different from that of the issuer named below)
B.	First Interstate BancSystem, Inc.
(Name of issuer of the securities held pursuant to the plan)
401 North 31st Street, P.O. Box 30918, Billings, Montana 59116-0918

(Address of issuer’s principal executive office)

Explanatory Note
This Amendment No. 1 to the Annual Report on Form 11-K of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. for the fiscal year ended December 31, 2008 is being filed for the purpose of correcting the date on the Report of Independent Registered Public Accounting Firm issued by BKD, LLP included with the Form 11-K, which was originally filed with the Securities and Exchange Commission on June 26, 2009. For the convenience of the reader, this Form 11-K/A sets forth the original Form 11-K in its entirety. This Form 11-K/A does not reflect the events occurring after the filing of the original Form 11-K.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee
Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.
Billings, Montana
We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year the ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. as of December 31, 2008, and the changes in net assets available for benefits for the year ended then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 3, in 2008 the Plan adopted Statement of Financial Accounting Standards No. 157.
Our audit of the Plan’s financial statements as of and for the year ended December 31, 2008, was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
/s/ BKD, llp
Denver, Colorado
June 23, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executing Committee of the
Savings and Profit Sharing Plan for Employees of First Interstate BancSystems, Inc.
Billings, Montana
We have audited the accompanying statement of net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystems, Inc. as of December 31, 2007. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above present fairly in all material respects, the net assets available for benefits of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystems, Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Greenwood Village, Colorado
June 19, 2008

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS
Investments, at fair value
Registered investment companies	$72,817,003	$95,767,274
Collective trust fund	10,382,040	4,160,714
Employer securities	41,278,960	53,018,726
Participant loans	2,460,553	2,037,914

	126,938,556	154,984,628

Receivables
Employer’s contributions	659,643	609,216
Employees’ contributions	—	—
Accrued interest on loan payments	—	—
Accrued investment income	—	—

	659,643	609,216

Non-interest bearing cash	8,604	275,376

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	$127,606,803	$155,869,220

Adjustment from fair value to contract value for fully benefit-responsive investment contract	1,569,958	11,865

NET ASSETS AVAILABLE FOR BENEFITS	$129,176,761	$155,881,085

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(40,651,919)
Dividends	1,511,810
Interest	590,102

(38,550,007)

Contributions
Employer	6,477,856
Participants’	6,341,240
Rollovers	8,827,231

21,646,327

Total additions (loss)	(16,903,680)

Deductions from net assets attributed to:
Benefits paid to participants	9,557,119
Fees paid from plan assets	243,525

Total deductions	9,800,644

Net decrease	(26,704,324)

Net assets available for benefits:
Beginning of year	155,881,085

End of year	$129,176,761

See notes to financial statements.

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1 — DESCRIPTION OF PLAN AND SIGNIFICANT ACCOUNTING POLICIES
Description of Plan
The following description of the First Interstate BancSystem, Inc. (the “Company”) Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc. (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General. The Plan is a defined contribution plan covering all employees of the Company’s member banks and affiliates who are classified as regular-status scheduled to work 20 hours or more per week, or, if not classified as regular status have completed 1,000 hours of service in no more than twelve consecutive months. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Elective and Matching Contributions. At initial entry in the Plan, participants are automatically enrolled to contribute four percent of their annual compensation in pre-tax contributions, unless they elect otherwise. Participants may change their elective contribution rate and/or type of contribution as of any pay period by filing a new election. Such elective contributions are limited to the annual limitation defined in Internal Revenue Code (IRC) Section 402(g)(1), which was $15,500 for 2008 and $15,500 for 2007. Participants aged 50 or older before the close of the Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the IRC. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.
The Company makes a matching contribution of 125 percent of the first four percent of annual compensation that a participant contributes to the Plan.
Discretionary Contributions. At its discretion, the Company may make a quarterly profit sharing contribution. The Plan also allows for an Applicable Minimum Employer contribution and a Specified Minimum Employer contribution as determined by the Company’s board of directors by appropriate resolution on or before the last day of the Company’s tax year.
Participant Accounts. Each participant’s account is credited with the participant’s contributions and allocations of the Company contributions and Plan earnings. Allocations of participant earnings are based on account balances, as defined. Prior to August 21, 2008, forfeited balances of terminated participants’ non-vested accounts were used to pay administrative expenses incurred by the Plan. Beginning August 21, 2008 forfeited balances of terminated participants’ non-vested accounts were used first to reduce contributions funded by the Company and then to pay administrative expenses incurred by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Vesting. Participants are immediately vested in their contributions and any rollover contributions plus allocated earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts and earnings thereon is contingent upon the participant’s date of hire. Employees who were hired before January 1, 2000 and participating in the Plan before January 1, 2001 are 100 percent vested in the Company’s matching and profit sharing contributions. Employees who were hired as regular-status working 20 hours or more per week during the fiscal year 2000 and became participants in fiscal year 2001 after completing 1 year of service, as defined, are also 100 percent vested in the Company’s matching and profit sharing contributions. Employees hired in fiscal year 2001 or later are subject to a vesting schedule based on years of service. These participants are 100 percent vested in the Company’s matching and profit sharing contributions after three years of credited service.
Participant loans. Loans are limited to the lesser of (a) 50 percent of the participant’s vested account balance or (b) $50,000, reduced by the excess, if any, of (i) the participant’s highest outstanding loan balance during the previous year, over (ii) the participant’s outstanding loan balance on the date the loan is made. Loan terms shall not exceed the earlier of (a) 15 years if the loan is for the purchase of a principal residence of the borrower or (b) five years for all other loans. The loans are secured by the balance in the participant’s account and bear a rate of interest which is commensurate with the interest rates being charged at the time such loan is made under similar circumstances by financial institutions in the community in which the Company’s principal office is then located. Interest rates on the participant loans outstanding at December 31, 2008 ranged from 5.0 percent to 10.5 percent. Principal and interest is paid ratably through biweekly payroll deductions for active employees.
Investment Options. Upon enrollment in the Plan, a participant may direct contributions in a variety of mutual fund offerings of registered investment companies. The most common options as of December 31, 2008 are as follows:
Accessor Balanced Allocation Fund — Funds are divided between equity funds and fixed-income funds in approximate equal proportion.
MetLife Stable Value Fund — Funds are invested in U.S. government and agency securities, asset-backed securities, mortgage-backed securities and U.S. large company stocks. The fund is guaranteed through MetLife to maintain the value of principal and all accumulated interest.
Accessor Growth Allocation Fund — Funds are invested primarily in equity funds and some fixed-income funds with a target range of approximately 80% and 20%, respectively.
Harbor International Fund — Funds are invested primarily in equity securities, principally common and preferred stocks of foreign companies located in Europe, the Pacific Basin and emerging industrialized countries whose economics and political regimes appear more stable and are believed to provide some protection to foreign shareholders.
Accessor Aggressive Growth Allocation Fund — Funds are invested in the domestic and international equity markets.
Accessor Growth & Income Allocation Fund — Funds are invested in equity funds and some fixed-income funds with a target range of approximately 60% and 40%, respectively.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

A participant may not contribute to, but may direct transfers from any investment into, the following investment option:
First Interstate BancSystem, Inc. Common Stock — Funds are invested in First Interstate BancSystem, Inc. common stock (Company Stock). A participant’s investment in Company Stock is limited to 25 percent of the participant’s account balance, as defined.
As of December 31, 2008 and 2007, Plan assets invested in Company Stock were 32 percent and 34 percent of net assets available for benefits, at fair value, respectively.
Payment of Benefits. After termination of service due to death, disability, or retirement, a participant with an account balance of more than $5,000 may, on any distribution date following termination, elect to receive either a lump sum distribution of his/her vested account balance or installment payments (annually, quarterly, or monthly) of a specific dollar amount not to exceed 10% of the account balance at the time of election or installment payments over a specified period of time not to exceed the participant’s life expectancy or an installment in an amount equal to the required minimum distribution for the year. For termination of service due to other reasons, a participant with an account balance of more than $5,000 may elect to receive the value of the vested interest in his/her account as a lump sum distribution or in a direct rollover. A participant that terminates with a vested account balance less than $1,000 will receive a lump sum distribution. A participant with an account balance more than $1,000 but less than $5,000 will receive distribution in the form of an automatic rollover to an IRA. A participant may elect to withdraw any or all of his/her account balance prior to termination of employment after reaching age 59-1/2. A participant may elect to receive a hardship distribution, without termination of employment, if he/she qualifies under the hardship withdrawal rules.
Member Employers. Members of the Plan include First Interstate BancSystem, Inc. and the following subsidiaries:
First Interstate Bank
** i_Tech Corporation
FIBCT, LLC
* Commerce Financial, Inc.
* FI Reinsurance, Ltd.
* First Interstate Statutory Trust
* FIB, LLC
* FI Insurance Agency
* Denotes no current employees
** i_Tech Corporation sold as of December 31, 2008
Forfeited Accounts. At December 31, 2008 and 2007, forfeited non-vested accounts totaled $81,689 and $113,789, respectively. Prior to August 21, 2008, these accounts were used to pay administrative expenses incurred by the Plan. During the year ended December 31, 2008, $243,525 was used to pay Plan expenses. Effective August 21, 2008, these accounts will be used first to reduce future contributions by the Company into the Plan.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Basis of Accounting
The accompanying financial statements have been prepared on an accrual basis and present the net assets available for participant benefits and changes in those net assets.
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in conformity with United States of America generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds of registered investment companies are valued at quoted market prices. The collective trust fund’s estimated fair value and contract value is based on the underlying benefit-responsive investment contract with MetLife Insurance Company, as reported by the fund’s trustee. Participant loans are valued at amortized cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
The fair value of Company Stock is based on the minority appraised value of the common stock as determined by an independent valuation expert. The minority appraised value of Company Stock represents the estimated fair market valuation of a minority interest, taking into account adjustments for lack of marketability and other factors. Valuations are performed on a quarterly basis and are received approximately 45-60 days after each quarter end. The estimated fair market value of a share of Company Stock of $74.50 as of December 31, 2008 was based on December 31, 2008 minority appraised value received and effective for trades occurring on or after March 2, 2009. Prior to 2008, the estimated fair market value of a share of Company Stock was based on the September 30th minority appraised value received in November and effective for trades occurring as of December 31st of each year. As such, the December 31, 2007 estimated fair market value of a share of Company Stock of $87.75 was based on the September 30, 2007 minority appraised value received and effective for trades occurring on or after November 13, 2007.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, and the current economic environment, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.
Payment of Benefits
Benefits are recorded when paid.
Income Tax Status
The Plan obtained its latest determination letter dated July 2, 2003, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s counsel believe the Plan is designed and is currently operated in compliance with the applicable requirements of the IRC.
NOTE 2 — INVESTMENTS
The following presents the individual investments (all participant-directed) that represent 5 percent or more of the Plan assets available for benefits:

	2008		2007
	Number		Number
	of units	Fair Value	of units	Fair Value
Registered investment companies:
Accessor Balanced Allocation Fund	1,226,655	$15,308,660	1,046,290	$18,090,355
Accessor Growth Allocation Fund	771,054	8,951,934	754,740	14,098,550
Harbor International Fund	191,750	7,708,365	194,170	13,855,954
Accessor Growth & Income Fund	*	*	509,717	9,032,192
Accessor Aggressive Growth Allocation Fund	655,878	7,345,834	583,729	11,371,034
Collective trust fund:
MetLife Stable Value Fund	81,699	10,382,040	*	*
Employer securities:
First Interstate BancSystem, Inc. Common Stock	554,080	41,278,960	604,202	53,018,726

		$90,975,793		$119,466,811

*	Less than 5% of net assets
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $40,651,919 as follows:

Investments at fair value as determined by quoted market price:
Registered investment companies	$(33,031,203)

Investments at fair value as determined by appraisal:
Employer securities	(7,620,716)

$(40,651,919)

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 3 — FAIR VALUE OF ASSETS
Fair Value Measurements
The Plan has determined the fair value of certain assets in accordance with the provisions of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157), which provides a framework for measuring fair value.
FAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FAS 157 requires that valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. FAS 157 also establishes a fair value hierarchy, which prioritizes the valuation inputs into three broad levels. The three levels of fair value hierarchy are:
Level 1	Inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs are unobservable inputs related to the asset or liability and significant to the fair value measurement.
Following is a description of the valuation methodologies used for assets measured at fair value:
Registered Investment Companies are valued at the net asset value of shares held in the plan at year end.
Loans to Participants are valued at amortized cost, which approximates fair value. The cash flows for the notes are known and the interest rates used are observable in the market. The interest rate is the prime rate as published on the first day of the calendar month in which the loan is requested, plus 1%.
The Collective Trust Fund is valued at fair value as reported by the issuing contract insurer, Metropolitan Life Insurance Company.
Employer securities are valued at fair value as determined by an independent appraisal.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value:

	Investment Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Registered investment companies	$72,817,003	$—	$—	$72,817,003
Loans to participants	—	2,460,553	—	2,460,553
Collective trust fund	—	—	10,382,040	10,382,040
Employer securities	—	—	41,278,960	41,278,960

Total investment assets at fair value	$72,817,003	$2,460,553	$51,661,000	$126,938,556

	Investment Assets at Fair Value as of December 31, 2007
	Level 1	Level 2	Level 3	Total

Registered investment companies	$95,767,274	$—	$—	$95,767,274
Loans to participants	—	2,037,914	—	2,037,914
Collective trust fund	—	—	4,160,714	4,160,714
Employer securities	—	—	53,018,726	53,018,726

Total investment assets at fair value	$95,767,274	$2,037,914	$57,179,440	$154,984,628

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets.

	Level 3 Investment Assets Year Ended December 31, 2008
	Common
	Collective	Employer
	Trust	Securities	Total

Balance, beginning of year	$4,160,714	$53,018,726	$57,179,440
Realized gains (losses)	—	(359,655)	(359,655)
Unrealized gains (losses) relating to instruments still held at the reporting date	(1,557,859)	(7,261,061)	(8,818,920)
Purchases, issuances and settlements	7,779,185	(4,119,050)	3,660,135

Balance, end of year	$10,382,040	$41,278,960	$51,601,000

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 4 — FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT OF STABLE VALUE FUND COMMON COLLECTIVE TRUST
During 2008, the Plan invested in a common collective trust managed by Reliance Trust Company which invests solely in a managed group annuity contract with Metropolitan Life Insurance Company (“Issuer”), MetLife Stable Managed GIC ABG (Contract #25157). The accounts are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.
The investment contract specifies certain conditions under which distributions from the contract would be payable at amounts below contract value. Such circumstances include premature contract termination initiated by the employer and certain other employer-initiated events. The contract limits the circumstances under which the Issuer may terminate the contract at an amount less than contract value. Such circumstances include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan.
The crediting interest rates of the contract are based on agreed-upon formulas with the Issuer, as defined in the contract agreement, but cannot be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The key factors that influence future interest crediting rates include the following: the level of market interest rates; the amount and timing of participant contributions, transfers and withdrawals into/out of the contract; and, the duration of the underlying investments backing the contract. The resulting gains and losses in the fair value of the investment contract relative to the contract value are reflected in the Statements of Net Assets Available for Benefits as Adjustment from fair value to contract value for fully benefit-responsive investment contract (“adjustment”). If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher that it otherwise would have been. The adjustment for 2008 and 2007 are $1,569,958 and $11,865, respectively.
Average yields for the contract for the year ended December 31, 2008 reported in the Fair Value Statement and Disclosures by MetLife were:

Average Yield Earned	-10.29%
Average Yield Credited to Participants	5.11%
NOTE 5 — ADMINISTRATIVE EXPENSES
First Interstate Wealth Management serves as trustee of the Plan, provides administrative services and custodies the Participant Loans and Employer securities. Fidelity Investments Institutional Brokerage Group holds custody of the Plan’s mutual fund assets. Alliance Benefit Group Rocky Mountain performs the recordkeeping for the Plan. Prior to August 21, 2008 the Plan paid the administrative fees related to these services performed for the Plan from the forfeited balances of the non-vested portion of terminated participant’s account balances. The Company now pays these and any other administrative expenses related to the plan.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 6 — PLAN TERMINATION
Although the Company has not expressed any intent to do so, it has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.
NOTE 7 — PARTY-IN-INTEREST TRANSACTIONS
Fees are charged to the participant for the processing of loans and distributions. These fees totaled $33,276 for the year ended December 31, 2008. These fees are considered customary and reasonable for such services. Some Plan assets are invested in shares of the common stock of First Interstate BancSystem, Inc. by participant direction. These transactions qualify as party-in-interest. Certain Plan investments are shares of mutual funds managed by Fidelity Management & Research, which is an affiliate of the plan’s custodian, Fidelity Investments Institutional Brokerage Group. In this custodial capacity, Fidelity has no fiduciary responsibility to the Plan. However, these transactions could qualify as party-in-interest should some change occur in this relationship.
NOTE 8 — PLAN AMENDMENTS
Effective January 1, 2008 the Plan was amended to allow ROTH after tax salary deferral contributions and accept ROTH after tax rollover contributions from other qualified plans.
Effective January 10, 2008 the Plan was amended to provide hours of service credit for vesting and eligibility for employees who were employed by The First Western Bank Sturgis, Sturgis, South Dakota, First Western Bank, Wall, South Dakota or First Western Data, Inc. on the date in which all of the issued and outstanding common stock and other equity interests in such entities were acquired by the Company
Effective August 21, 2008 the plan was amended to provide that forfeitures will first be used to reduce Company contributions to the Plan, then to pay reasonable expenses incurred by the Plan.
The Plan was subsequently restated effective January 1, 2008 to incorporate all of these amendments, reflect the final regulations under IRC Section 415 and comply with the final regulations that provide guidance with respect to the interaction between the anti-cutback rules of IRC Section 411(d)(6) and the nonforfeitability requirements of IRC Section 411(a), and to reflect certain changes enacted by the Heroes Earnings Assistance and Relief Tax Act of 2008.

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SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 9 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$129,176,761	$155,881,085
Adjustment to fair value of fully benefit-responsive investment contract	(1,569,958)	(11,865)
Participant loan balance deemed distributed	(6,909)	(7,037)

Net assets available for benefits per the Form 5500	$127,599,894	$155,862,183

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2008:

2008

Net decrease per the financial statement	$(26,704,324)
Depreciation in fully benefit responsive investment contract	(1,558,093)
Deemed distribution of participant loan accrued interest	128

Net increase per the Form 5500	$(28,262,289)

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF
FIRST INTERSTATE BANCSYSTEM, INC.
SUPPLEMENTARY INFORMATION

SAVINGS AND PROFIT SHARING PLAN
FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

EIN 81-0331430
PN 003

		(c) Description of investment including
	(b) Identity of issue, Borrower,	maturity date, rate of interest, collateral,
(a)	lessor, or similar party	par or maturity value	(d) Cost	(e) Current Value
*	First Interstate BancSystem, Inc.	Employer securities, 554,080 common shares	N/A	$41,278,960
	Accessor Capital Management	Balanced Allocation Fund, mutual fund	N/A	15,308,660
	Accessor Capital Management	Growth Allocation Fund, mutual fund	N/A	8,951,934
	Accessor Capital Management	Aggressive Growth Allocation Fund, mutual fund	N/A	7,345,834
	Accessor Capital Management	Growth & Income Allocation Fund, mutual fund	N/A	5,901,293
	Harbor Capital Advisors	Harbor International Fund, mutual fund	N/A	7,708,365
**	Fidelity Management & Research	Spartan U.S. Equity Index Fund, mutual fund	N/A	3,444,164
**	Fidelity Management & Research	Money Market Fund, mutual fund	N/A	2,484,327
	Accessor Capital Management	Growth Fund, mutual fund	N/A	1,797,877
	Davis Funds	Davis New York Venture, mutual fund	N/A	2,473,303
	Accessor Capital Management	Small to Mid Cap Fund, mutual fund	N/A	1,261,828
	T Rowe Price Associates, Inc.	Emerging Markets Stock Fund, mutual fund	N/A	72,199
	T Rowe Price Associates, Inc.	Equity Income Fund, mutual fund	N/A	2,389,331
	Luther King Capital Management Corp.	Small Cap Equity Fund, mutual fund	N/A	1,057,953
*	Participant Loans	Interest Rates ranging from 5% to 10.5%	0	2,460,553
**	Fidelity Management & Research	Advisor Equity Growth Fund, mutual fund	N/A	1,869,277
	Vanguard Group	Intermediate Term Treasury Admiral Fund, mutual fund	N/A	3,562,915
**	Fidelity Management & Research	Government Income Fund, mutual fund	N/A	1,386,277
	Accessor Capital Management	Income & Growth Allocation Fund, mutual fund	N/A	1,682,470
	Dodge & Cox	Dodge & Cox Income Fund, mutual fund	N/A	1,275,866
	Accessor Capital Management	Income Allocation Fund, mutual fund	N/A	673,955
	Vanguard Group	Small Cap Stock Index Trust Fund, mutual fund	N/A	674,840
	Vanguard Group	Mid Cap Stock Index Fund, mutual fund	N/A	1,493,384
	Metropolitan Life Insurance Company	MetLife Stable Value Fund, GIC	N/A	10,382,040
**	Fidelity Cash Reserves	Money Market Fund	N/A	951
				$126,938,556

*	Party-in-interest to the Plan

**	Potential for party-in-interest to the Plan (see notes to financial statements)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
SAVINGS AND PROFIT SHARING PLAN FOR EMPLOYEES OF FIRST INTERSTATE BANCSYSTEM, INC.

August 7, 2009	/s/ LYLE R. KNIGHT
Date	Lyle R. Knight, Chairman
First Interstate BancSystem, Inc. Benefits Committee, Plan Administrator of the Savings and Profit Sharing Plan for Employees of First Interstate BancSystem, Inc.

First Interstate BancSystem, Inc.
EXHIBIT INDEX

Exhibit	Document

23.1	Consent of BKD, LLP, Independent Registered Public Accounting Firm.

23.2	Consent of Gordon, Hughes & Banks, LLP, Independent Registered Public Accounting Firm.